Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
October 5, 2011
VIA COURIER AND EDGAR

Re:	Xylem Inc. Amendment No. 5 to Registration Statement on Form 10-12B File No. 001-35229
Mr. Tom Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Jones:
     On behalf of Xylem Inc. (the “Company” or “Xylem”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 4 to the Registration Statement as filed on September 26, 2011. The Registration Statement has been revised to include the record and distribution dates of the proposed spin-off described in the Registration Statement and to reflect certain other changes.
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     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Kevin Kuhar Jay Webb Geoffrey Kruszek

Xylem Inc.
Gretchen W. McClain Frank R. Jimenez